UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CRM Holdings, Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G2554P103

(CUSIP Number)

Daniel G. Hickey, Jr.

70 Pond Hills Court

Pleasant Valley, NY  12569

With a copy to:

Dwight A. Kinsey, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue, Suite 1130

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2554P103

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel G. Hickey, Jr.

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO and PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,925,220 (includes 395,000 Class B shares; see Item 5 (a-b) below)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,925,220 (includes 395,000 Class B shares; see Item 5 (a-b) below)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,220 (includes 395,000 Class B shares; see Item 5 (a-b) below)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.5%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed by Daniel G. Hickey, Jr. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 6, 2006 with respect to his beneficial ownership of the common shares, par value $0.01 per share (the “Common Shares”), of CRM Holdings, Ltd., a Bermuda exempted holding company (the “Company”), as such Schedule 13D has been previously amended, to delete the second and third sentences of the introductory language thereto, each of which was added by Amendment No. 1 to such Schedule 13D, and to amend Items 1, 2, 3, 4 and 5 as set forth below.

Item 1.	Security and Issuer.
This Amendment No. 2 to Schedule 13D relates to the Common Shares. The Company’s address is PO Box HM 2063, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background.

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Person.  The Reporting Person’s address is 70 Pond Hills Court, Pleasant Valley, NY 12869.  The Reporting Person is a U.S. citizen.

Effective March 13, 2009, the Reporting Person resigned as Chief Executive Officer and Chairman of the Board of Directors of the Company, its subsidiaries and affiliates, and as of such date the Reporting Person ceased to be an officer or director of the Company.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
This Item is being amended and restated to read in its entirety as follows:

The consideration paid by the Reporting Person for the Common Shares of the Company that he acquired pursuant to the Reorganization Agreement (described in Item 4 below) consisted of his interests in CRM USA Holdings Inc. (‘CRM USA”) and Twin Bridges (Bermuda) Ltd. (“Twin Bridges”), each a subsidiary of the Company.

In connection with the restructuring (described in Item 4 below), all shares of CRM USA and Twin Bridges were exchanged for Common Shares and non-voting Class B Shares, par value $0.01 per share, of the Company.  The restructuring was consummated immediately prior to the closing of the initial public offering of the Company.  To the extent the restructuring may be deemed to be an “acquisition” of the Common Shares of the Company, the consideration for such acquisition and Class B Shares consisted of the shares of CRM USA and Twin Bridges held by the Reporting Person.

The Reporting Person purchased 100,000 Common Shares on March 29, 2009 with personal funds.  On March 20, 2009, the Reporting Person acquired 46,040 Common Shares pursuant to a restricted stock grant from the Company that vested on March 20, 2009 in connection with the Reporting Person’s termination of employment with the Company.  These formerly restricted shares were part of a restricted stock grant made on January 18, 2008, with vesting in three equal increments commencing on the first anniversary of the date of grant.

The Reporting Person purchased an aggregate of 12,900 Common Shares on May 11 and May 12, 2009 for an aggregate purchase price of $14,356 (as described in Item 5(c) below) with personal funds.

Item 4.	Purpose of Transaction.
This Item is being amended and restated to read in its entirety as follows:

The Company is a Bermuda exempted holding company incorporated in September 2005 and acquired Compensation Risk Managers, LLC (“CRM”), Compensation Risk Managers of California, LLC (“CRM CA”), EIMAR, L.L.C. (“Eimar”) and Twin Bridges through share exchanges as contemplated in the Reorganization Agreement, dated December 7, 2005, by and among the Company, CRM, CRM CA, Eimar, Twin Bridges, the individuals named therein and Village Holdings, LLC (such transactions collectively referred to herein as the “restructuring”).  Prior to the restructuring, CRM CA was wholly owned by CRM.

The purpose of the acquisition of Common Shares by the Reporting Person in connection with the restructuring was to receive consideration for such Reporting Person’s contribution to the Company of his respective interests in CRM USA and Twin Bridges.

Prior to the consummation of the restructuring, nine individuals, including the Reporting Person, were the beneficial owners of CRM, Eimar and Twin Bridges (such persons collectively referred to herein as the “Initial Owners”).  The Initial Owners contributed all of their respective interests in CRM and Eimar to CRM USA in exchange for shares of CRM USA.  The Initial Owners then contributed their CRM USA shares to the Company in exchange for Common Shares and Class B Shares of the Company.  CRM subsequently distributed its interests in CRM CA to CRM USA.  The Initial Owners also contributed all of their respective shares of Twin Bridges to the Company in exchange for the Company’s Common Shares.  Accordingly, the Initial Owners ultimately received Common Shares and Class B Shares of the Company in exchange for and in the same proportion as they owned their interests in CRM, Eimar and Twin Bridges.

The Reporting Person acquired the Common Shares described in this Schedule 13D for investment purposes.  The Reporting Person may, from time to time, make additional purchases of Common Shares either in the open market or in private transactions, depending upon the Reporting Person’s evaluation of the Company’s business, prospects and financial condition, the market for the Common Shares, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors.

Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investment in the Common Shares.

The Reporting Person has no current plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to change his plans and intent, at any time and from time to time, based on his view of his best interests, and other factors in light of (i) the Company’s financial position, future actions taken by the Company’s board of directors, price levels of the Company’s Common Shares or other equity or debt securities of the Company, (ii) his investment opportunities, and (iii) general economic, political or industry conditions, including conditions in the securities market, or changes in laws, rules or regulations and any other conditions or changes thereto, in the Reporting Person’s sole determination.

Although the foregoing represents the Reporting Person’s current intentions with respect to the Company’s Common Shares, the possible actions of the Reporting Person either alone or with one or more third parties with respect to the Company’s Common Shares are subject to change at any time, and the Reporting Person may formulate plans or proposals with respect to one or more of the foregoing and any other matters as he may determine in his sole discretion in the future.

Item 5.	Interest in Securities of the Issuer.
This Item is being amended and restated to read in its entirety as follows:

(a)-(b)     The Reporting Person beneficially owns 1,925,220 Common Shares (which number includes 395,000 Common Shares issuable upon conversion of Class B shares of the Company held by the Reporting Person as described below) representing 11.5% of the outstanding Common Shares.  This percentage is based on 16,391,672 Common Shares outstanding as of May 8, 2009 as reported on the cover page of the Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC on May 12, 2009, plus 395,000 Common Shares issuable upon conversion of Class B shares of the Company held by the Reporting Person.

The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,925,220 Common Shares (which number includes 395,000 Common Shares issuable upon conversion of Class B shares of the Company held by the Reporting Person as described below).

The Reporting Person does not share the power to vote or direct the vote or the power to dispose or direct the disposition of any Common Shares.

The Reporting Person owns 1,530,220 Common Shares and 395,000 Class B shares of the Company.  Subject to certain conditions, the Class B shares of the Company are convertible into Common Shares at the election of the Reporting Person on a one-for-one basis.  However, upon such conversion, the number of voting Common Shares held by the Reporting Person would be reduced to 9.9% of the total outstanding Common Shares and his Common Shares above such amount would automatically become non-voting.

(c)           The Reporting Person purchased 600 Common Shares at a purchase price of $1.12 per share on May 11, 2009, 10,000 Common Shares at a purchase price of $1.12 per share on May 12, 2009 and 2,300 Common Shares at a purchase price of $1.08 per share on May 12, 2009.

(d)           N/A

(e)           N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2009
Date
/s/ Daniel G. Hickey, Jr.
Signature
Daniel G. Hickey, Jr.
Name/Title